Exhibit 99.5

EFiled: Apr 10 2017 03:39PM EDT Transaction ID 60450440 Case No. 2017-0278-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LOUIS SCARANTINO, Individually and	)
On Behalf of All Others Similarly	)
Situated,	)
)
Plaintiff,	)	C.A. No.
)
v.	)
)
SEVENTY SEVEN ENERGY INC.,	)
JERRY L. WINCHESTER, VICTOR	)
DANH, ANDREW AXELROD,	)
DOUGLAS WALL, DAVID KING,	)
EDWARD J. DIPAOLO, STEVEN	)
HINCHMAN, PATTERSON-UTI	)
ENERGY, INC., and PYRAMID	)
MERGER SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

INTRODUCTION

1. This action stems from a proposed transaction announced on December 12, 2016 (the “Proposed Transaction”), pursuant to which Seventy Seven Energy Inc. (“Seventy Seven” or the “Company”) will be acquired by

Patterson-UTI Energy, Inc. (“Parent”) and Pyramid Merger Sub, Inc. (“Merger Sub,” and together with Parent, “Patterson-UTI”).

2. On December 12, 2016, Seventy Seven’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Patterson-UTI. Pursuant to the terms of the Merger Agreement, shareholders of Seventy Seven will receive 1.7725 shares of Patterson-UTI common stock for every Seventy Seven share they own.

3. On March 22, 2017, defendants filed joint proxy statement (the “Proxy Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction, which scheduled a stockholder vote on the Proposed Transaction for April 20, 2017.

4. As set forth below, the Proxy Statement omits material information with respect to the Proposed Transaction. Accordingly, plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Seventy Seven common stock.

6. Defendant Seventy Seven is a Delaware corporation and maintains its principal executive office at 777 N.W. 63rd Street, Oklahoma City, Oklahoma 73116. Seventy Seven’s common stock is traded on the OTC under the ticker symbol “SVNT.”

7. Defendant Jerry L. Winchester (“Winchester”) has served as a director of Seventy Seven since July 2014 and is the Company’s President and Chief Executive Officer (“CEO”).

8. Defendant Victor Danh (“Danh”) has served as a director of Seventy Seven since August 2016.

9. Defendant Andrew Axelrod (“Axelrod”) has served as a director of Seventy Seven since August 2016.

10. Defendant Douglas Wall (“Wall”) has served as a director of Seventy Seven since August 2016.

11. Defendant David King (“King”) has served as a director of Seventy Seven since August 2016.

12. Defendant Edward J. DiPaolo (“DiPaolo”) has served as a director of Seventy Seven since July 2014.

13. Defendant Steven Hinchman (“Hinchman”) has served as a director of Seventy Seven since August 2016.

14. The defendants identified in paragraphs 7 through 13 are collectively referred to herein as the “Individual Defendants.”

15. Defendant Parent is a Delaware corporation, maintains its principal executive offices at 10713 West Sam Houston Parkway North, Suite 800, Houston, Texas 77064, and is a party to the Merger Agreement.

16. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Seventy Seven (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. As of December 12, 2016, there were approximately 22,280,349 shares of Seventy Seven common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

20. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duty of disclosure owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

22. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

23. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

24. Seventy Seven provides a wide range of wellsite services and equipment to U.S. land-based exploration and production customers. The Company’s services include drilling, hydraulic fracturing, and oilfield rentals and its operations are geographically diversified across many of the most active oil and natural gas plays in the onshore United States, including the Anadarko and Permian basins and the Eagle Ford, Haynesville, Marcellus, Niobrara, and Utica shales.

25. On August 5, 2016, Patterson-UTI expressed its interest in a potential merger transaction with Seventy Seven.

26. Several days later, Individual Defendant DiPaolo met with representatives of the Company’s three largest stockholders – Axar Capital Management, LLC (“Axar”),1 BlueMountain Capital Management, LLC (“BlueMountain”), and Mudrick Capital Management, L.P.2 (“Mudrick,” and together with Axar and BlueMountain, the “Stockholders”) – and discussed prices at which the Stockholders would consider supporting a merger with Patterson-UTI.

[1]	Individual Defendant Axelrod is a Managing Partner of Axar.
[2]	Individual Defendant Manh is a Managing Partner of Mudrick.

27. On August 19, 2016, Individual Defendant DiPaolo met with Patterson-UTI’s financial advisor, which requested that DiPaolo arrange a meeting between Patterson-UTI and the Stockholders. DiPaolo agreed to do so, and Patterson-UTI and the Stockholders met on September 6, 2016.

28. Following the September 6 meeting, Omar Vaishnavi, a representative of BlueMountain, requested to negotiate directly with Patterson-UTI regarding the potential merger, and DiPaolo agreed that he could do so.

29. Subsequently, Patterson-UTI and the Stockholders negotiated the terms of the Proposed Transaction. Patterson-UTI proposed an all-stock transaction pursuant to which the Company’s stockholders would own approximately 15% of the combined company, and which would leave Seventy Seven Series A warrants “out of the money.” The Stockholders responded with a counterproposal for the Company’s stockholders and Series A warrant holders to own 32% of the combined company, which would place Series A warrants “in the money” and generate approximately $92.5 million in cash from the exercise of the warrants. While the Proxy Statement fails to disclose the holders of the Series A warrants, it appears that the Stockholders control a majority of the Series A warrants.

30. On October 14, 2016, Patterson-UTI proposed an all-stock transaction that would result in the Company’s stockholders owning 22.9% of the combined company, and put the Series A warrants “in the money,” assuming a price per share for Patterson-UTI common stock of $24.56. The Stockholders informed Patterson-UTI that they would support a transaction at 25% ownership of the combined company, and Patterson-UTI approved moving forward with a transaction under such terms.

31. On December 12, 2016, the Seventy Seven Board approved the Proposed Transaction.

The Materially Incomplete Proxy Statement

32. On March 22, 2017, defendants filed the Proxy Statement with the SEC in connection with the Proposed Transaction. As set forth below, the Proxy Statement omits material information with respect to the Proposed Transaction.

33. First, the Proxy Statement omits material information with respect to Seventy Seven’s financial projections.

34. Specifically, the Proxy Statement fails to disclose, for all years of projections: (i) depreciation and amortization; (ii) non-cash compensation; (iii) impairments; (iv) gains and losses on sales of assets; (v) other income; (vi) interest; (vii) taxes; (viii) capital expenditures; and (ix) changes in net working capital.

35. Second, the Proxy Statement omits material information with respect to potential conflicts of interest of the Individual Defendants, the Stockholders, and the Company’s financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”).

36. For example, the Proxy Statement fails to disclose that Individual Defendant Wall served as President and CEO of Patterson-UTI as recently as 2012 and, thus, has significant relationships with the company, its board members, and its management.

37. The Proxy Statement fails to disclose that Individual Defendants Axelrod and Danh are managing partners of the Stockholders that directly negotiated with Patterson-UTI and have signed support agreements in connection with the Proposed Transaction.

38. The Proxy Statement fails to disclose the holders of the Seventy Seven Series A warrants that benefit directly from the Proposed Transaction.

39. The Proxy Statement fails to disclose the services provided by Morgan Stanley to Patterson-UTI in the past two years, as well as the compensation received by Morgan Stanley for such services.

40. Moreover, the Proxy Statement fails to disclose Morgan Stanley’s substantial ownership of Paterson-UTI stock, including over 700,000 shares of Paterson-UTI stock.

COUNT I

(Breach of Fiduciary Duty of Disclosure

Against the Individual Defendants)

41. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

42. The Individual Defendants have caused materially incomplete and misleading information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

43. The Proxy Statement fails to disclose material information regarding the Company’s financial projections and potential conflicts of interest of the Individual Defendants, the Stockholders, and Morgan Stanley.

44. Due to defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

45. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties

Against Seventy Seven and Patterson-UTI)

46. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

47. Defendants Seventy Seven and Patterson-UTI, as the joint filers of the Proxy Statement, knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred.

48. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged.

49. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: April 10, 2017		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
OF COUNSEL:		Brian D. Long (#4347)
Gina M. Serra (#5387)
RM LAW, P.C.		2 Righter Parkway, Suite 120
1055 Westlakes Drive,		Wilmington, DE 19803
Suite 3112		(302) 295-5310
Berwyn, PA 19312
(484) 324-6800
Attorneys for Plaintiff